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                          October 1, 2021

       Susan E. Krohne
       Senior Vice President
       M/I HOMES, INC.
       4131 Worth Avenue, Suite 500
       Columbus, Ohio 43219

                                                        Re: M/I HOMES, INC.
                                                            Registration
Statement on Form S-4
                                                            Filed September 24,
2021
                                                            File No. 333-259781

       Dear Ms. Krohne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Adam K. Brandt